東京青山・青木・狛法律事務所

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2007 JUL 25 P 2:-4

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Washington, DC

FILE No. 82-5176

July 17, 2007

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translation of the documents which contents were announced by the Company:

- Notice of the 66th Ordinary General Meeting of Shareholders (dated June 4, 2007) and
- Notice of Resolutions of the 66th Ordinary General Meeting of Shareholders (dated June 28, 2007).

PROCESSED
JUL 27 2007
THOMSON
FINANCIAL

Yours truly,

Kunio Aoki

Encls.
cc: Fuji Television Network, Incorporated

dlw 7/26

(Excerpt translation)

Securities Code: 4676
June 4, 2007

To the Shareholders:

NOTICE OF THE 66TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 66th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

Since voting rights can be exercised by mail or via the Internet even if you are not present at the meeting, please go over the information set forth below and the Reference Documents for the General Meeting of Shareholders set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions or exercise your voting rights on the website specified therefor no later than 5:30 p.m., Wednesday, June 27, 2007.

Yours very truly,

Hisashi Hieda
Chairman and Representative Director

Fuji Television Network, Incorporated

4-8, Daiba 2-chome, Minato-ku, Tokyo

<u>Description</u>

1. Date and hour:

   June 28 (Thursday), 2007, 10:00 a.m.

2. Place:

   Hotel Grand Pacific Meridian
   B1, Palais Royal
   6-1, Daiba 2-chome, Minato-ku, Tokyo

3. Matters forming the objects of the meeting:

   Matters to be reported:

   1. Report on the business report, the consolidated financial statements and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors for the 66th fiscal year (from April 1, 2006 to March 31, 2007)

   2. Report on the financial statements for the 66th fiscal year (from April 1, 2006 to March 31, 2007)

   Matters to be resolved:

Proposition No. 1:	Appropriation of retained earnings
Proposition No. 2:	Election of 20 Directors
Proposition No. 3:	Election of two Statutory Auditors
Proposition No. 4:	Granting of retirement gratuities to the retiring Directors
Proposition No. 5:	Payment of bonuses for officers

\- - - - -

(Attached documents)

BUSINESS REPORT

(For the period from April 1, 2006 to March 31, 2007)

I. Matters concerning the situation of the Fuji Television Group:

1. Development and results of business activities:

The Japanese economy continued its recovery during the subject fiscal year against the background of expanding corporate profits, increasing capital investment and a continuing improvement in the employment situation. On the other hand, the advertising market, despite such major sports events as the 2006 FIFA World Cup in the first half of the subject fiscal year, was stagnant overall due to the impact of a number of negative factors, including a lack of big events on the scale of the Turin Olympics held in the previous fiscal year, no apparent positive sentiment in the personal consumption sector and voluntary restraints on advertising placements by consumer finance companies.

In this environment, Fuji Television again received a "quadruple crown" in viewer ratings for the subject fiscal year, with viewer support allowing it to capture the top spots in the golden time (19:00-22:00), prime time (19:00-23:00), all day (06:00-24:00), and non-prime time (06:00-19:00 and 23:00-24:00) slots. Retaining this leading position for the third consecutive year has provided the underlying support for Fuji Television's business performance. Nonetheless, Fuji Television's consolidated net sales in the subject fiscal year fell 1.8% to ¥582,660 million due to the fact that television broadcasting revenue, the major source of income for the Company, did not reach the level of the previous fiscal year, in which it had posted a new record for sales.

Operating income also decreased 16.6% to ¥42,325 million. Although it increased in the Program Production and Related Business due to efficient spending there, it declined in the Broadcasting Businesses. Direct Marketing Business and Other Businesses also saw poor results. Recurring profit fell 8.6% to ¥45,995 million despite an increase in non-operating income that included equity in earnings of affiliates and an increase in dividend income, as declines in new stock issuance expenses and corporate bond issuance expenses were also recorded.

On the other hand, net income for the subject fiscal year rose 119.0% to ¥24,846 million, boosted by a huge fall in extraordinary losses resulting from a backlash to the huge losses on the sale of investment securities posted in the previous fiscal year.

Results by operating segment are as follows:

	Net sales			Operating income/loss		
	65th fiscal year April 1, 2005 - Mar. 31, 2006	66th fiscal year (current year) April 1, 2006 - Mar. 31, 2007	Comparison with the previous year	65th fiscal year April 1, 2005 - Mar. 31, 2006	66th fiscal year (current year) April 1, 2006 - Mar. 31, 2007	Comparison with the previous year
	Million yen	Million yen	(%)	Million yen	Million yen	(%)
Broadcasting	410,003	402,789	- 1.8	40,936	36,205	- 11.6
Program production and related businesses	53,207	52,494	- 1.3	3,230	3,702	14.6
Direct marketing	69,739	67,321	- 3.5	1,279	- 1,664	-
Video and music	73,566	74,330	1.0	3,956	3,561	- 10.0
Other businesses	60,096	59,116	- 1.6	2,128	729	- 65.7
Eliminated	(73,120)	(73,392)	-	(807)	(208)	-
Total	593,493	582,660	- 1.8	50,724	42,325	- 16.6

<Broadcasting>

The Broadcasting segment represents the earnings of Fuji Television and Nippon Broadcasting System, Inc., and it includes the Television Broadcasting business and the Radio Broadcasting business. Sales in the Television Broadcasting business fell 1.0% from the previous fiscal year, to ¥377,875 million.

Television broadcasting revenue, the main component of the Television Broadcasting business, fell overall by 1.0% from the previous fiscal year to ¥293,728 million. Although the continued strong performance of Fuji Television's viewer ratings enabled the Company to ensure time advertising sales (program sponsorship sales) at about the same level as in the last period, there was a fall in spot advertising sales (sales of commercials that are unrelated to sponsorship and are mainly broadcast before and after programs), which are comparatively susceptible to the impact of advertising market conditions, as they suffered a backlash from the strong results of the same period in the previous fiscal year.

Looking at network time advertising sales, the time advertising sales for nationwide broadcasts, regular program sales were lower in the October new programming season than they had been in the same period in the previous fiscal year but they were still higher over the entire fiscal year because there were fewer cancellations of regular programming in order to schedule one-off programming. In general, one-off programming can be sold at a higher rate than regular programming and this fiscal year featured broadcasts of the 2006 FIFA World Cup Germany in June and July, the 2006 Women's World Volleyball Grand Prix in August and September, and the World Figure Skating Championships 2007 in Tokyo in March, among others. Nonetheless, one-off programming sales were lower than in the previous fiscal year due to the large decline in sales after the end of the Turin Olympics 2006, and also due to a 50% decline in the number of evening baseball games broadcast. As a result, sales in the subject fiscal year decreased to ¥134,830 million, 0.2% lower than in the previous

fiscal year.

Looking at local time advertising sales for broadcasts in the Kanto region, regular program sales performed strongly and one-off programming proposed by sponsors also increased. Due to these and other factors, sales in the subject fiscal year rose to ¥22,836 million, 1.2% higher than in the previous fiscal year.

Spot advertising sales were lower in every month of the first half of the fiscal year than in the same month in the previous fiscal year, reflecting the stagnant advertising market. The second half of the year saw the spot market regain its vigor in December and a new record for single-month sales posted in February, and we were able to achieve a better result for the second half overall than in the second half of the previous fiscal year. However, this was not enough to compensate for the decline in the first half, so there was a fall in sales over the entire fiscal year. By industry type, the value of advertising placements increased for companies in such industries as beverages (both alcoholic and non-alcoholic); communications, which performed strongly due to the introduction of the number portability system; business, precision and optical devices, such as digital cameras and mobile phones; video games, which grew solidly thanks to the introduction of next-generation game consoles and related software; and informational entertainment, an industry being driven by the growth in movie revenue. However, this was not enough to make up for the large fall in advertising sales to companies in the finance industry, which saw voluntary restraints on advertising placements implemented by consumer finance companies; and to distribution and retail companies. As a result, sales in the subject fiscal year decreased to ¥136,062 million, 2.1% lower than in the previous fiscal year.

Looking at revenue from other broadcasting businesses, sales increased to ¥30,875 million, 1.7% higher than in the previous fiscal year. This was the result of strong growth in subscription revenues from our CS broadcasting services and revenue from program sales which exceeded that of the previous fiscal year.

Revenues from other operations in the Television Broadcasting business increased. In the rights business, DVD sales of the Dragonball Series remained strong, we produced a large number of hits in the anime, variety, and drama genres, and sales of program spinoff products were also good. In the movie business, "Limit of Love," (released on May 7, 2006) was a major hit, becoming the number one movie in the Japanese live-action category in 2006. Nonetheless, overall results were not as good as in the highly successful previous fiscal year and revenue declined. In the event business, a production of Cirque du Soleil's Dralion commenced a nationwide tour with a performance in Tokyo in February, and has made a successful start, but revenue over the entire fiscal year was down due to the lack of anything to equal the popularity of last year's Alegría 2. As a result, revenues from other operations declined to ¥53,271 million, 2.4% lower than in the previous fiscal year.

On the other hand, in terms of expenses, although there was a decline in agency fees, costs in the Broadcasting business increased due to greater depreciation, and costs in Other Operations also increased. As a result, operating expenses in the Television Broadcasting business were higher than in the previous fiscal year.

Looking at broadcasting revenues from the Radio Broadcasting business, sales came to ¥12,855 million, with both time revenue and spot revenue lower than in the previous fiscal year. Production revenue declined in the event business due to our renewed focus on profitability from the subject fiscal year, with sales coming to ¥11,428 million. For the overall Radio Broadcasting business, which includes revenues from program sales, sales decreased to ¥24,947 million, 12.3% lower than in the previous fiscal year.

On the other hand, in terms of expenses, operating expenses declined more than revenue decline due to factors such as the reduction in costs resulting from the revenue decline and the decrease in depreciation.

As a result, sales in the Broadcasting segment fell 1.8% from the previous fiscal year to ¥402,789 million, while operating income was down 11.6% to ¥36,205 million.

A breakdown of net sales of the Broadcasting segment is as follows:

	65th fiscal year April 1, 2005 - Mar. 31, 2006	66th fiscal year (current year) April 1, 2006 - Mar. 31, 2007	Comparison with the previous year
	Million yen	Million yen	(%)
Television broadcasting			
Broadcasting operations	326,981	324,604	- 0.7
Broadcasting	296,611	293,728	- 1.0
Network time	135,107	134,830	- 0.2
Local time	22,575	22,836	1.2
Spot	138,928	136,062	- 2.1
Broadcasting related business	30,370	30,875	1.7
Other operations	54,583	53,271	- 2.4
Subtotal	381,564	377,875	- 1.0
Radio broadcasting	28,461	24,947	- 12.3
Elimination in the segment	(22)	(33)	-
Total	410,003	402,789	- 1.8

<Program Production and Related Businesses>

This segment consists of subsidiaries involved in program production, engineering, set design and other activities. Although each of our subsidiaries endeavored to increase sales from events and other areas not related to programs and to open up new business relationships with companies outside the Fuji Television Group, it was more difficult to get orders than in the previous fiscal year. As a result, sales in this segment fell 1.3% to ¥52,494 million. Operating income, however, rose 14.6% to ¥3,702 million due to efforts to lower costs.

<Direct marketing>

The Direct Marketing segment mainly represents the earnings of Dinos, Inc., which also bought out Fuji Culture Planning, Inc. on October 1, 2006. In the direct marketing industry, specialized TV shopping channels and Internet shopping are currently performing well and Dinos saw 19.3% growth in its sales through the Internet, but both catalogue sales and television sales performed poorly so that sales in the Direct Marketing segment decreased to ¥67,321 million, 3.5% lower than in the previous fiscal year. Meanwhile, looking at operating profit and loss, although the cost to sales ratio improved, we posted an operating loss of ¥1,664 million due to the impact of the reduced sales and also due to an increase in direct marketing expenses, including the temporary costs incurred in setting up the new distribution center.

<Video and music>

Although there are many issues to be resolved in the music industry, including the creation of illegal copies of music using file-swapping software and the illegal distribution of music through mobile phones, etc., the music industry overall is beginning to show signs of recovery. In the Video and Music segment, revenue from fees for use of copyright of the music published by Fujipacific Music Inc. performed well. The reasons for this good performance included hits by Daniel Powter and others in the Western music segment, and continued growth in sales of anime and drama DVDs in the Japanese music segment. In addition, sales of Pony Canyon, Inc. DVDs, including *Dragonball Z*, *Limit of Love*, *The Suspect: Muroi Shinji*, etc., are strong. As a result, sales rose to ¥74,330 million, 1.0% higher than in the previous fiscal year. Operating income was ¥3,561 million, down 10.0% from the previous fiscal year, despite our efforts to keep down production costs.

<Other businesses>

In the Other segment, both sales and profits fell at Fujimic, Inc. as orders for software development hit a cyclical trough. Sales of books at Fusosha Publishing, Inc. were given a boost by Lily Franky's book *Tokyo Tower*, but the company did not produce any other hit products and neither advertising revenues from or sales of magazines showed any growth, so the company posted an operating loss. As a result, sales in this segment decreased to ¥59,116 million, 1.6% lower than in the previous fiscal year, and operating income was ¥729 million, 65.7% lower than in the previous fiscal year.

Among equity-method affiliates, Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.), now in its sixth year of operation, achieved a good performance, posting an increase in sales of 17.9% from the previous fiscal year as the number of households now able to view BS digital broadcasts topped 20 million in December 2006, and posting its first operating profit for an entire fiscal year since its establishment. Sankei Building Co., Ltd. also recorded an improved performance. Due to these results, equity in earnings of affiliated companies (net of dividends) increased to ¥2,536 million, 93.3% higher than in the previous fiscal year.

2. Capital investment and fund-raising:

Capital investment during the fiscal year under review totaled ¥39,766 million, which was spent principally on the construction of new studios and related equipment in the TV broadcasting business. The requisite capital was all covered by the funds raised by the public offering of new shares and the issuance of new shares by allocation thereof to a third party in February and March 2004.

3. Acquisition and assumption of the rights and obligations with regard to the business of other corporations by merger:

Nippon Broadcasting System, Inc., a consolidated subsidiary of the Company, as of April 1, 2006, changed its trade name to Nippon Broadcasting Holdings, Inc. and simultaneously incorporated a new Nippon Broadcasting System, Inc. to engage in radio broadcasting business and all other businesses by divestiture.

As of April 1, 2006, the Company merged Nippon Broadcasting Holdings, Inc. that executed such divestiture, and acquired and assumed all of its assets, liabilities, rights and obligations.

The divestiture and merger were transactions made under common control and had no impact on the property or profit and loss of the Group.

4. Future challenges:

Fuji Television announced its medium-term business plan in November 2006. In this plan, the Fuji Television Group declares that its priority management strategies are to further strengthen its content creation capabilities and to maximize its content value, in order to allow for a response to any changes in the media environment. Furthermore, the plan sets a target of consolidated recurring profit of ¥70 billion for the year ending March 31, 2012, the year when the transition to terrestrial digital broadcasting is completed. We will achieve this target by practicing thorough cost management, strengthening and further developing existing businesses, and developing new businesses.

The most important part of these strategies is the construction of the Rinkai Fukutoshin Studios (provisional name), located near the Daiba head office building, completed in March 2007 and scheduled to go into full operation in September 2007. This new studio will concentrate in one location the production facilities that are currently spread around Tokyo,

allowing for a unified content production system to be established in Daiba that includes all aspects of production, from the planning stage through recording and programming. The Fuji Television Group anticipates a significant increase in the creativity, operational efficiency and cost effectiveness of content production, and plans to make a strong push forward toward improving content quality, and the production of leading content. The Rinkai Fukutoshin Studios (provisional name) will be a true "content factory" that provides for concentration of the content creation capabilities of the Fuji Television Group, and which we also expect to become a symbol for the group on par with the Fuji Television building.

Terrestrial digital broadcasting commenced in December 2003, initially through low-power transmissions. Such transmissions were converted to full 10kW power in December 2005, and digital broadcasts at relay stations have also started, so that the present coverage has extended to over 90% of households in the Kanto region. As the plan is to end the current analog broadcasting format (termination of analog services) and complete the transition to terrestrial digital broadcasting by 2011, we are working to promote the dissemination of terrestrial digital broadcasting and are continuing efforts to make people aware of the upcoming termination of analog services.

In April 2006 Fuji Television launched a terrestrial digital broadcast service for mobile phones and other portable devices (referred to as "one-segment" broadcasts in Japanese). This service allows programs to be viewed anytime and anywhere within the terrestrial digital broadcast reception area, and as a new, independent media has the potential for expanded business opportunities in the future, such as the ability to receive emergency information during disasters, or programming-related information through data broadcasts. The Fuji Television Group plans to offer services linking the "one-segment" broadcasts already underway with mobile Internet access, as well as move ahead with the development of content specifically for broadcast to mobile devices.

In the creation of programming content, Fuji Television is equipping its studios to produce high-definition programming, and is working to raise the percentage of dramas, variety shows, and news and information programs that are offered in a high-definition format. We are also steadily expanding data transmissions linked in real time with programming, and are exploring new types of content creation combining television broadcasts, mobile media and the Internet.

Fuji Television utilizes the airwaves shared by all residents of Japan to operate a broadcast business, and with a deep awareness of the public mission and social responsibilities of such a business strives to contribute to the fulfillment and development of the lives of a broad range of citizens through its programming and business operations. In July 2006 Fuji Television made its CSR Promotion Office an independent division, and established a CSR Committee and CSR Committee Project Team in order to better incorporate the principles of corporate social responsibility in its operations. We are also continuing with efforts to establish a system of internal controls to ensure proper operational conduct, from the standpoint of transparency in management and the sustaining and enhancement of fairness. We have also established a Committee for Compliance and Risk Management headed by the President and Representative Director, and designated compliance officers for each

workplace in order to ensure that compliance is fully observed.

In its terrestrial digital broadcasting operations Fuji Television makes proactive efforts to ensure stable growth of advertising revenue, strengthen and develop such media as Broadcasting Satellite (BS) and Communication Satellite (CS) broadcasting, and to link programming with the Internet, reinforcing a structure that provides for transmission of content produced by Fuji Television over a wide range of media, and expands earnings. We are also using television broadcasting as a base to actively pursue other businesses that generate non-advertising revenue, such as DVD package sales, character licensing and other rights businesses, a movie business, an event business and a direct marketing business using a range of media, as we broaden our management foundation.

In April 2006, the Fuji Television Group transitioned to a consolidated management structure with Fuji Television as an operating holding company. In March 2007, the Company purchased the remaining stock in Fuji Television's subsidiaries Pony Canyon, Inc. and Fusosha Publishing, Inc. and made them wholly-owned subsidiaries, and also purchased additional stock in BS Fuji, Inc., an affiliate of Fuji Television. Furthermore, the Company concluded a basic agreement regarding a merger with Fuji Television subsidiaries Bigshot, Inc., Fuji Sankei Advertising Work, Inc., and T*Com Corporation, and Fuji Ad. Systems Corp., a joint venture company of six companies in the Fuyo Group and the Fuji Television Group. The agreement was signed by all the interested parties and lays out a roadmap to an eventual merger. We intend to continue to pursue a flexible program of selection and concentration of management resources with Fuji Television at the core, maximize the power and creativity of each group company, and develop as a highly competitive media corporate group. The integrated business development of the Fuji Television Group—unlike any other in the field—has been highly regarded for some time. Moving forward, to respond to the deep trust placed in us by shareholders and investors, we will further develop various businesses that maximize content value and earnings, ensure stable income so as to provide returns to shareholders and allow for future investments to readily respond to any and all changes in the business environment and strengthen competitiveness to achieve sustained growth.

5. Changes in property and income and loss:

Item	63rd fiscal year April 1, 2003 - Mar. 31, 2004	64th fiscal year April 1, 2004 - Mar. 31, 2005	65th fiscal year April 1, 2005 - Mar. 31, 2006	66th fiscal year (current year) April 1, 2006 - Mar. 31, 2007
Net sales (million yen)	455,945	476,733	593,493	582,660
Operating income (million yen)	44,065	43,581	50,724	42,325
Recurring profit (million yen)	45,564	44,478	50,340	45,995
Net income (million yen)	24,714	22,845	11,345	24,846
Net income per share (yen)	22,765.20	9,056.14	5,109.42	10,811.13
Total assets (million yen)	625,786	681,190	692,357	731,496
Net assets (million yen)	501,870	479,088	462,903	469,586
Net assets per share (yen)	403,094.41	203,653.65	200,803.02	201,008.38

Note 1. During the 63rd fiscal year, the Company made capital increases by the offering of 180,000 shares to the general public in Japan and by allocation of 20,000 shares to a third party. As a result, the number of issued shares increased by 200,000 shares and common stock and additional paid-in capital increased by ¥46,436 million, respectively.

Note 2. During the 64th fiscal year, the Company implemented a two-for-one stock split as of May 20, 2004. Net income per share was calculated as if the stock split were implemented at the beginning of the fiscal year.

Note 3. During the 64th fiscal year, the Company issued convertible bonds-type bonds with stock acquisition rights in the amount of ¥80,000 million. By the end of the fiscal year, stock acquisition rights were converted into shares for ¥17,100 million. As a result, the total number of issued shares increased by 71,698.11 shares and capital and additional paid-in capital increased by ¥8,550 million, respectively.

Note 4. During the 65th fiscal year, the convertible bonds-type bonds with stock acquisition rights issued by the Company were converted into shares in the amount of ¥62,900 million. As a result, the total number of issued shares increased by 317,696.33 shares and capital and additional paid-in capital increased by ¥31,450 million, respectively.

Note 5. During the 65th fiscal year, the Company issued unsecured straight bonds in the amount of ¥50,000 million.

Note 6. As from the 66th fiscal year, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan ("ASBJ") Corporate Accounting Standard No.5, December 9, 2005) and the "Implementation Guidance on the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Corporate Accounting Standard Implementation Guidance No.8, December 9, 2005) are applicable.

6. State of major subsidiaries:

(1) State of major subsidiaries:

Name	Capital stock (million yen)	Ratio of equity participation (%)	Principal business
Fuso Publishing, Inc.	6,800	100.0	Publishing of magazines and books
Dinos Inc.	2,000	94.4 (1.8)	Mail order business
Pony Canyon, Inc.	1,200	100.0	Production and sale of audio /video software
Nippon Broadcasting System, Inc.	480	100.0	Radio broadcasting business
Fuji Creative Corporation	480	100.0	Sale of broadcasting programs, production of programs, etc.
Fujimic Inc.	300	100.0	Information service business
Kyodo Television, Limited	150	57.7 (3.3)	Production of TV programs, CM and PR videos, etc.

(Note) The figures in the parentheses in the column of ratio of equity participation show the ratios of equity participation indirectly held by the Company through its subsidiaries.

(2) Development and results of business combinations:

Nippon Broadcasting System, Inc., as of April 1, 2006, changed its trade name to Nippon Broadcasting Holdings, Inc. and simultaneously incorporated a new Nippon Broadcasting System, Inc. to engage in radio broadcasting business by divestiture. The newly incorporated Nippon Broadcasting System, Inc. has become a consolidated subsidiary. Nippon Broadcasting Holdings, Inc., which became defunct upon merger with the Company as of April 1, 2006, ceased to be a consolidated subsidiary.

Fuji Culture Planning, Inc., a consolidated subsidiary, which became defunct upon merger with Dinos Inc. as of October 1, 2006, ceased to be a consolidated subsidiary.

The Company has determined to wind up FUJI INTERNATIONAL PRODUCTIONS (UK) LTD. As a result, excluded from consolidation, it is now treated as a non-consolidated subsidiary as it has become less important.

As a result, the Company had 28 consolidated subsidiaries, including the above seven major subsidiaries and 12 equity-method affiliates for the fiscal year under review.

7. Major businesses:

The major activities are broadcasting as prescribed by Japan's Broadcasting Law and other laws; planning, production, engineering and relay operations involving programs for broadcast; direct marketing; and video and music. These companies also provide services related to each of these businesses.

The segments by business category of the Group and the services and products provided by each segment are shown below:

Segment by business category	Services and products provided
Broadcasting business	TV broadcasting business and radio broadcasting business
Broadcasting-related businesses	Planning, production, engineering, relay operations and other businesses for TV programming
Direct marketing	Direct marketing and sales of fresh flowers
Video and music	Production and sale of audio/video software, etc. and management, etc. of music copyrights
Other businesses	Publishing, advertising, temporary agency services, leasing of movables, software development, etc.

8. Principal offices: (Translation omitted)

9. State of employees:

Segment by business category	Number of employees	Comparison with the previous year
Broadcasting business	1,604	- 44
Broadcasting-related businesses	1,224	+ 6
Direct marketing	327	+ 10
Video and music	458	+ 47
Other businesses	638	+ 20
Total	4,251	+ 39

(Note) The number of employees represents the number of persons engaged.

10. Principal lenders:

Lender	Balance of borrowings (million yen)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2,656
Resona Bank, Limited	1,737
Mizuho Corporate Bank, Ltd.	1,249
The Norinchukin Bank	873
Sumitomo Mitsui Banking Corporation	721

11. Other important matters concerning the current state:

(1) Filing of a lawsuit against livedoor Co., Ltd. (see Note below)

On May 23, 2005, the Company, with the aim of making serious inroad into Internet business, subscribed for and acquired 133,740,000 new shares (for ¥329 per share, totaling approximately ¥44.0 billion) issued by a method of third-party allocation thereof for a capital increase by livedoor Co., Ltd. ("Livedoor") (see Note below). However, on January 16, 2006, Livedoor faced a criminal investigation by the Tokyo District Public Prosecutors Office on suspicion of violation of the Securities and Exchange Law, including misrepresentation in the securities report. On March 13, 2006, the delisting of its shares was determined on the ground of misrepresentation in the securities report and other reasons and the shares were delisted as of April 14, 2006.

The Company, having carefully discussed the treatment of the shares, sold the shares on March 16, 2006. As a result, the Company at least incurred a loss of approximately ¥34.5 billion, the difference between the proceeds of approximately ¥9.5 billion (¥71 per share) from the sale of the shares and the payment prices of approximately ¥44.0 billion.

The Company had claimed damages for such loss against Livedoor pursuant to Article 18 (Liability for damages of those who file untrue securities reports) of the Securities and Exchange Law. However, in the light of a judgment finding Livedoor guilty by the Tokyo District Court on March 23, 2007, the Company filed a civil lawsuit against Livedoor for damages with the Tokyo District Court on March 26, 2007, as described below:

a. Defendant of the lawsuit:

(a) Name: livedoor Co., Ltd. (see Note below)

(b) Representative: Kozo Hiramatsu, President and Representative Director

(c) Address: 10-1, Roppongi 6-chome, Minato-ku, Tokyo

b. Content of the lawsuit and the amount of damages claimed:

(a) Content of the lawsuit: Claim of damages under Article 18 of the Securities and Exchange Law

(b) Amount of damages claimed: ¥34,504,920,000 and delinquent charge thereon

Note: livedoor Co., Ltd. changed its trade name to livedoor Holdings Co., Ltd. as of April 2, 2007.

(2) Attitude on "*Hakkutsu! Aru-aru Daijiten II*" series

The Company put the programs of "*Hakkutsu! Aru-aru Daijiten II*" series produced by Kansai Telecasting Corporation, which contained contents not based on the facts, on the air on January 7, 2007 and other occasions.

The Company has already broadcasted a program for correction pursuant to Article 4 of the Broadcasting Law. To prevent the recurrence of such incident, the Company will take appropriate measures, including the improvement of its checking systems to ensure that the program producing broadcasting companies affiliated with the Fuji Network System will be more acutely aware of their responsibilities and discuss and implement measures necessary for appropriate program production and that the Company will never cause any similar incident to occur in any program of its own production.

II. Matters concerning the shares of the Company

1. Total number of issued shares:
2,364,298 shares (including 61,202 shares of treasury stock)

Note: Of 634,906.84 shares of common stock held by the Company, 573,704 shares of common stock and 0.84 fractional shares, totaling 573,704.84 shares, acquired upon merger of Nippon Broadcasting Holdings, Inc. were cancelled as of May 16, 2006.

2. Number of shareholders:
68,939 persons

3. Principal shareholders:

Name of shareholder	Number of shares	Ratio of equity participation (%)
Toho Co., Ltd.	183,221	7.96
Japan Trustee Services Bank, Ltd. (Trust Account)	117,329	5.09
The Master Trust Bank of Japan, Ltd. (Trust Account)	104,898	4.55
State Street Bank and Trust Company 505025	83,881	3.64
Nippon Cultural Broadcasting, Inc.	77,920	3.38
NTT DOCOMO Co., Ltd.	77,000	3.34
Goldman Sacks International	56,386	2.45
Kansai Telecasting Corporation	54,461	2.36
The Master Trust Bank of Japan, Ltd. (Retirement Benefit Trust Account for Dentsu Inc.)	46,500	2.02
HSBC Bank Plc Clients Non-Tax Treaty	45,920	1.99

Note 1. The above list shows top ten shareholders.

Note 2. In addition to the above, the Company holds 61,202 shares of treasury stock.

Note 3. In addition to the above, 180,991 shares are registered in the name of Japan Securities Depository Center, Inc.

Note 4. The ratio of equity participation represents the ratio of the number of shares held to the total number of issued shares, excluding shares of treasury stock.

III. Matters concerning stock acquisition rights of the Company, etc.

State of the holding of stock acquisition rights by the officers of the Company

Stock options by the method of the acquisition by the Company of its own shares pursuant to the resolution adopted at the Ordinary General Meeting of Shareholders held on June 29, 2000

1. Details of the stock options:

- Class and the number of shares to be issued or transferred upon exercise of the stock options:

  2,970 shares of common stock (however, five up to 20 shares per person)

- Paid-in amount upon exercise of the stock options:

  ¥1,655,000 per share (see Note below)

- Period during which the stock options may be exercisable:

  July 1, 2002 through June 25, 2007

- Conditions on the exercise of the stock options:
  The stock options may be exercisable after retirement;
  The stock options may be inheritable;
  The stock options shall terminate in case of dismissal for special reasons; and
  The stock options shall not be assigned or pledged.

Note: Upon the issuance of new shares (by public offering) on February 4, 2004, the issuance of new shares (by third-party allocation) on March 5, 2004 and the stock split on May 20, 2004, the transfer prices were adjusted respectively. Consequently, the transfer price (paid-in amount) after adjustment is ¥806,563.

2. **State of the holding of stock acquisition rights by the officers of the Company** (as of March 31, 2007):

	Number of shares to be issued or transferred upon exercise of the stock options	Number of holders of the stock options
Directors (excluding Outside Directors)	165	14
Outside Directors	20	2
Statutory Auditors	15	1

IV. Matters concerning the officers of the Company

1. Names of Directors and Statutory Auditors, etc.:

Chairman and Representative Director:	Hisashi Hieda
President and Representative Director:	Koichi Murakami
Senior Executive Managing Director:	Ryosuke Yokoi
Senior Executive Managing Director:	Masaki Miyauchi
Executive Managing Director:	Koh Toyoda
Executive Managing Director:	Yoshiaki Yamada
Executive Managing Director:	Shuji Kanoh
Executive Managing Director:	Hideaki Ohta
Executive Managing Director:	Masami Obitsu
Director:	Masumi Uchibori
Director:	Toyochika Akiho
Director:	Eiichi Kubota
Director:	Kazunobu Iijima
Director:	Isao Matsuoka
Director:	Shigeki Sato
Director:	Taizan Ishiguro
Director:	Michio Izuma
Director:	Takafumi Beppu
Director:	Takehiko Kiyohara
Full-time Statutory Auditor:	Shunichiro Kondo
Full-time Statutory Auditor:	Hachiro Itoh

Full-time Statutory Auditor:	Kiyoshi Onoe
Statutory Auditor:	Yusaburo Motegi
Statutory Auditor:	Naoya Minami

Note 1. Directors Messrs. Isao Matsuoka, Shigeki Sato, Taizan Ishiguro, Takafumi Beppu and Takehiko Kiyohara are outside directors as provided for in Article 2, item 15 of the Corporation Law.

Note 2. Statutory Auditors Messrs. Shunichiro Kondo, Yusaburo Motegi and Naoya Minami are outside statutory auditors as provided for in Article 2, item 16 of the Corporation Law.

Note 3. Full-time Statutory Auditor Mr. Hachiro Itoh, who has built up his experience in accounting at the Company, has considerable knowledge of financing and accounting.

Note 4. Corporate Auditor Mr. Yusaburo Motegi, who has built up his experience in accounting at Kikkoman Corporation, has considerable knowledge of financing and accounting.

2. Amount of remuneration, etc. of Directors and Statutory Auditors:

Directors (Outside Directors)	19 (5)	¥789 million (¥29 million)
Statutory Auditors (Outside Statutory Auditors)	5 (3)	¥154 million (¥58 million)

Note 1. The maximum amounts of remuneration of officers pursuant to the resolution of the General Meeting of Shareholders are ¥960 million per annum for Directors and ¥180 million per annum for Statutory Auditors (as resolved at the 46th Ordinary General Meeting of Shareholders held on June 25, 1987).

Note 2. The amount of remuneration, etc. payable to the Directors does not include the portions of salaries and wages of employees concurrently serving as Directors, accounting for ¥82 million.

Note 3. The above-listed amount of remuneration, etc. includes ¥86 million of bonuses for officers (¥74 million for the Directors and ¥12 million for the Statutory Auditors) to be resolved at the 66th Ordinary General Meeting of Shareholders.

Note 4. The above-listed amount of remuneration, etc. includes a transfer of ¥183 million to reserve for officers' retirement gratuities (¥155 million for the Directors and ¥28 million for the Statutory Auditors) recorded for the fiscal year under review.

3. Matters concerning outside officers:

(1) State of concurrent holding of offices of managing directors, etc. of other companies:

Director Mr. Isao Matsuoka is concurrently serving as Chairman and Representative Director of Toho Co., Ltd., which competes with the Company in production of movies, production of broadcasting programs, etc. and also has business dealings with the Company in distribution of movies and purchase of TV broadcasting rights, etc.

Director Mr. Shigeki Sato is concurrently serving as President and Representative Director of Nippon Cultural Broadcasting, Inc., which competes with the Company in broadcasting business, etc. and also has business dealings with the Company in event business, etc.

Director Mr. Taizan Ishiguro is concurrently serving as President and Representative Director of Tokai Television Broadcasting Co., Ltd., which competes with the Company in broadcasting business, etc. and also has business dealings with the Company in purchase of programs, etc.

Director Mr. Takafumi Beppu is concurrently serving as Chairman and Representative Director of Television Nishinippon Corporation, which competes with the Company in broadcasting business, etc. and also has business dealings with the Company in purchase of programs, etc.

Director Mr. Takehiko Kiyohara is concurrently serving as Chairman and Representative Director of Sankei Shimbun Co., Ltd., which competes with the Company in publishing and event business, etc. and also has business dealings with the Company in ad placement, etc.

Statutory Auditor Mr. Yusaburo Motegi is concurrently serving as Chairman and Representative Director of Kikkoman Corporation, which has no specific relation of interest with the Company.

(2) State of concurrent holding of offices of outside officers, etc. of other companies:

Director Mr. Isao Matsuoka is concurrently serving as outside Director of Toho Real Estate Co., Ltd., Tokyo Rakutenchi Co., Ltd., Hankyu Hanshin Holdings, Inc., Tokyo Kaikan K.K. and Kansai Telecasting Corporation, respectively.

Director Mr. Takehiko Kiyohara is concurrently serving as outside Director of The Sankei Building Co., Ltd. and Dinos Inc., respectively.

Statutory Auditor Mr. Yusaburo Motegi is concurrently serving as outside Director of HOYA Corporation, Tokyo Gas Co., Ltd. and Teijin Limited, respectively, as well as outside Statutory Auditor of Tobu Railway Co., Ltd.

Statutory Auditor Mr. Naoya Minami is concurrently serving as outside Director of Fuyo General Lease Co., Ltd. and Nomura Research Institute, Ltd., respectively.

(3) Major activities during the fiscal year under review:

Name		Attendance and speech
Director	Isao Matsuoka	Mr. Matsuoka attended and spoke at two of the 12 meetings of the Board of Directors held during the fiscal year under review and at and outside of such meetings, presented advice and recommendations based on his wide experience and expertise as representative director of a listed movie and drama business corporation.
Director	Shigeki Sato	Mr. Sato attended and spoke at 11 of the 12 meetings of the Board of Directors held during the fiscal year under review and at and outside of such meetings, presented advice and recommendations based on his wide experience and expertise as representative director of a radio broadcasting business corporation.
Director	Taizan Ishiguro (Note 1)	Mr. Ishiguro attended and spoke at eight of the nine meetings of the Board of Directors held during the fiscal year under review after he assumed office as Director and at and outside of such meetings, presented advice and recommendations based on his wide experience and expertise as representative director of a TV broadcasting business corporation.
Director	Takafumi Beppu	Mr. Beppu attended and spoke at 11 of the 12 meetings of the Board of Directors held during the fiscal year under review and at and outside of such meetings, presented advice and recommendations based on his wide experience and expertise as representative director of a TV broadcasting business corporation.
Director	Takehiko Kiyohara	Mr. Kiyohara attended and spoke at nine of the 12 meetings of the Board of Directors held during the fiscal year under review and at and outside of such meetings, presented advice and recommendations based on his wide experience and expertise as representative director of a newspaper business corporation.
Full-time Statutory Auditor	Shunichiro Kondo	Mr. Kondo attended and spoke at all of the 12 meetings of the Board of Directors and all of the 13 meetings of the Board of Statutory Auditors held during the fiscal year under review and at and outside of such meetings, conducted audits to secure the appropriateness of the execution by the Directors of their duties, and presented advice and recommendations based on his wide experience and expertise as ex-director of a newspaper business corporation.

Name		Attendance and speech
Statutory Auditor	Yusaburo Motegi	Mr. Motegi attended and spoke at six of the 12 meetings of the Board of Directors and two of the 13 meetings of the Board of Statutory Auditors held during the fiscal year under review and at and outside of such meetings, conducted audits to secure the appropriateness of the execution by the Directors of their duties, and presented advice and recommendations based on his wide experience and expertise as representative director of a listed corporation.
Statutory Auditor	Naoya Minami (Note 2)	Mr. Minami attended and spoke at all of the nine meetings of the Board of Directors and five of the nine meetings of the Board of Statutory Auditors held during the fiscal year under review after he assumed office as Statutory Auditor and at and outside of such meetings, conducted audits to secure the appropriateness of the execution by the Directors of their duties, and presented advice and recommendations based on his wide experience and expertise as ex-representative director of a listed corporation.

(Note 1) At the Ordinary General Meeting of Shareholders held on June 29, 2006, Mr. Taizan Ishiguro was elected as Director and assumed office.

(Note 2) At the Ordinary General Meeting of Shareholders held on June 29, 2006, Mr. Naoya Minami was elected as Statutory Auditor and assumed office.

(4) Outline of the content of liability limitation agreements:

In accordance with Article 427, paragraph 1 of the Corporation Law, the Company has entered into an agreement with each of all outside Directors and outside Statutory Auditors to limit the liability for damages as provided for in Article 423, paragraph 1 of the said law. The maximum amount of the liability for damages under such agreement shall be the higher of (i) ¥10,000,000 and (ii) such amount as provided for in laws or ordinances.

V. Account auditors

1. Name of the account auditors:

Ernst & Young ShinNihon

2. Amount of remuneration, etc. of the account auditors for the fiscal year under review:

(1) Amount of remuneration, etc. payable by the Company for services (audit attestation services) in accordance with Article 2, paragraph 1 of the Certified Public Accountant Law: ¥72 million

Note: In its audit contract with its accounting auditors, the Company has not established separate categories for audit fees in accordance with the Corporation Law and with the Securities Exchange Law. As the categorization is not possible in a substantive manner, the figure shown above is a total of these two fees.

(2) Total of cash and other proprietary benefits payable by the Company and its subsidiaries to the accounting auditors: ¥129 million

3. Content of non-auditing services:

The Company has paid the account auditors remuneration for assistance services for the establishment of internal control over financial reporting and a reporting system, in addition to services covered by Article 2, paragraph 1 of the Certified Public Accountant Law.

4. Policy on the determination of dismissal and non-reappointment of the account auditors:

For certain reasons on the part of the Company or in the event that the account auditors are judged to have violated or contravened with the Corporation Law, the Certified Public Accountant Law or any other law or ordinance or offended public order or morals, then the Board of Statutory Auditors shall deliberate on the dismissal or non-reappointment of the account auditors. If the Board of Statutory Auditors considers the dismissal or non-reappointment appropriate, it shall, pursuant to the Regulations of the Board of Statutory Auditors, request the Board of Directors to submit a proposition for the "dismissal of the account auditors" or the "non-reappointment of the account auditors" to the General Meeting of Shareholders and the Board of Directors shall discuss it.

VI. Systems and policies of the Company

"Systems to secure the execution by the Directors of their duties to comply with laws or ordinances and the Articles of Incorporation and other systems to secure the properness of business activities":

1. Systems to secure the execution by the Directors and employees of their duties to comply with laws or ordinances and the Articles of Incorporation and the regulations concerning management of exposure to the risk of loss and other systems

(1) The Directors and employees shall always give regards to, and endeavor to comply with, the "Fuji TV Action Guideline" instituted based on the management philosophy and fundamental management principles of the Company. Specifically, in producing programs and reporting and collecting news, the Directors and employees shall give importance to the public nature of broadcasting and endeavor to protect freedoms of speech and expression.

(2) To ensure the effective compliance with laws or ordinances and the Articles of Incorporation, the Company shall build up its internal systems in accordance with the following "program concerning compliance and risk management" (the "Compliance Program"):

(i) Devising of organs and measures

The President and Representative Directors shall, pursuant to the regulations concerning compliance and risk management, become an officer responsible for compliance and risk management (the "Compliance Responsible Officer") to exercise general control over the relevant operations. The President and Representative Director shall appoint an officer in charge of compliance and risk management (the "Compliance Officer in Charge") to assist him and also designate personnel in charge of compliance and risk management (the "Compliance Personnel in Charge") who belong to the respective departments. The Compliance Officer in Charge shall chair the Compliance Committee comprised of the members designated by the Compliance Responsible Officer to discuss and build up measures concerning compliance and risk management. A secretariat to the Compliance Committee shall be assigned to the Compliance Promotion Office of the General Affairs Department.

(ii) Building up of the system

The Compliance Responsible Officer instituted a whistle-blowing receiving office in January 2007 to strengthen compliance and risk management while giving full consideration to operations currently carried on properly. The Compliance Responsible Officer shall also continue to deliberate on building up its system.

(iii) Education and training

Upon implementing the Compliance Program, the Compliance Promotion Office of the General Affairs Department shall hold internal explanatory meetings on a timely basis and post related materials on the intranet and internal publications to inform the Directors and employees of the program and promote the understanding thereof. The Company shall also conduct in-house training in compliance and risk management periodically and the Compliance Personnel in Charge shall carry out activities to raise awareness thereof at each department.

2. Systems concerning storage and management of information on the execution by the Directors of their duties

Pursuant to the information management manuals of the Company, information on the execution by the Directors of their duties shall be stored and managed properly and accurately in a manner facilitating searching according to the storage media and shall be kept available for inspection for specified periods.

3. Systems to secure efficient execution by the Directors of their duties

The Directors shall continue to carry out a study on more rational and prompt operations to secure more efficient management.

4. Systems to secure the properness of business activities of the corporate group comprised of the Company, its parent company and its subsidiaries

To ensure that the directors and employees of each of the group companies can act in compliance with laws or ordinances, the articles of incorporation, internal rules and corporate ethics and execute business efficiently, the Directors shall promote group-wide management pursuant to the regulations of management of associated companies and establish a system to make workable compliance and risk management similarly to that of the Company. Business concerning group-wide compliance and risk management of the group companies shall be conducted by the Associated Companies Coordination Office of the Group Business Promotion Department.

5. System concerning the employees to assist the Statutory Auditors to execute their duties when the Statutory Auditors request the assignment thereof

The Company shall appoint the Statutory Auditors' staff pursuant to the Regulations of the Board of Statutory Auditors. The Statutory Auditors' staff shall conduct business concerning the convocation of meetings of the Board of Statutory Auditors, the preparation of minutes and the administration of the Board of Statutory Auditors and assist the Statutory Auditors to execute their duties. Such business shall be assigned to the General Affairs Department as provided for in the segregation of duties.

6. Matters concerning the independence of the employees to assist the Statutory Auditors to execute their duties

With regard to the merit-rating, personnel changes and disciplinary punishments of the Statutory Auditors' staff, opinions of the Statutory Auditors shall be sought.

7. System for reports by Directors and employees to the Statutory Auditors or the Board of Statutory Auditors and other systems for reporting to the Statutory Auditors

(1) The Directors and employees shall report the following matters to the Statutory Auditors or the Board of Statutory Auditors on a timely basis. (If the finder is an employee, he/she may report the matter to the General Manager of the Compliance Promotion Office in lieu of the Statutory Auditors or the Board of Statutory Auditors. In such case, the General Manager of the Compliance Promotion Office shall report the matter to the Statutory Auditors or the Board of Statutory Auditors.)

(i) A fact is found that may have a material effect on business or finance (including any fact concerning any group company).

(ii) A fact is found that the Directors and employees do a dishonest act or violate laws or ordinances, the Articles of Incorporation or the internal rules in executing their duties (including any fact concerning any group company) or any act in contravention with generally-accepted ideas threatens to occur or occurs, and the fact or act is material; provided, however, that if it is difficult to judge whether it is material or not, it shall be reported and conferred to the Compliance Promotion Office of the General Affairs Department and the General Manager shall determine whether it is material or not.

(iii) Any other urgent or emergent event is found.

(2) The Directors and employees shall report the following matters to the Statutory Auditors or the Board of Statutory Auditors periodically or whenever necessary:

(i) Monthly accounting data for each month;

(ii) Internal audit reports and major monthly reports from each department;

(iii) Important litigation;

(iv) Summaries of activities of the departments involved in internal control;

(v) Important accounting polices and accounting standards and the changes thereof;

(vi) Details of publication of operating results and forecasts thereof and the details of important disclosure documents;

(vii) Reports on business of the group companies;

(viii) Summaries of activities of the statutory auditors of the group companies; and

(ix) Other important matters.

(3) In the event that the Directors and employees are requested by the Statutory Auditors or the Board of Statutory Auditors to report the execution of their duties, they shall do so promptly.

8. Other systems (internal audits)

(1) The President and Representative Director shall order the Compliance Promotion Office of the General Affairs Department to conduct internal audits and the personnel in charge of internal audits at the Compliance Promotion Office of the General Affairs Department shall conduct periodic and special audits of accounts and operations of all the departments of the Company and whenever necessary, the group companies, to confirm that the whole operations of the Company and the group companies are conducted properly and validly in terms of laws or ordinances, the Articles of Incorporation and the internal rules.

(2) The personnel in charge of internal audits at the Compliance Promotion Office of the General Affairs Department shall record, arrange and store the audit results as "internal audit records" in concrete form and also include the audit results in "internal audit reports" and file the reports with the President and Representative Directors.

(3) If the personnel in charge of internal audits at the Compliance Promotion Office of the General Affairs Department find any matter to be pointed out, including operational improvement, they shall, upon approval of the President and Representative Director, point out the matter required to be improved to the relevant responsible officer. The relevant responsible officer shall prepare an "internal audit improvement report" with regard to the matter so pointed out and file the report with the President and Representative Director through the personnel in charge of internal audits at the Compliance Promotion Office of the General Affairs Department. The personnel in charge of internal audits at the Compliance Promotion Office of the General Affairs Department shall confirm the state of the implementation of the improvement measures based on the "internal audit improvement report" and include the results thereof in a "confirmation of the state of the implementation of the improvement measures" and store it pursuant to the document management manuals.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2007)

ASSETS (million yen)

Current assets:	283,029
Cash on hand and in banks receivable	46,368
Trade notes and trade accounts receivable	119,763
Marketable securities	58,697
Inventories	23,152
Deferred tax assets	7,173
Other current assets	28,245
Allowance for doubtful accounts	(372)
Fixed assets:	448,467
Tangible fixed assets:	179,893
Buildings and structures	84,957
Machinery, equipment and vehicles	17,451
Land	27,080
Construction in progress	41,090
Other tangible fixed assets	9,314
Intangible fixed assets:	53,881
Goodwill	8,616
Leasehold rights	15,356
Software	17,333
Other intangible fixed assets	12,575
Investments and other assets:	214,691
Investment securities	192,027
Long-term loans	1,231
Deferred tax assets	3,584
Other investments and other assets	20,307
Allowance for doubtful accounts	(2,459)
TOTAL ASSETS	731,496

LIABILITIES (million yen)

Current liabilities:	150,545
Trade notes and trade accounts payable	58,905
Short-term borrowings	5,490
Accrued corporate income taxes, etc.	16,535
Allowance for returned goods	917
Allowance for bonuses for officers	401
Other current liabilities	68,295
Long-term liabilities:	111,364
Bonds	49,984
Bonds with stock acquisition rights	369
Long-term borrowings	2,091
Deferred tax liabilities	12,283
Reserve for employee retirement benefits	31,683
Reserve for officers' retirement gratuities	3,441
Negative goodwill	10,598
Other long-term liabilities	911
TOTAL LIABILITIES	261,909

NET ASSETS

Shareholders' equity:	445,723
Paid-in capital	146,200
Capital surplus	173,664
Retained earnings	141,364
Treasury stock	(15,505)
Valuation and translation adjustments:	17,217
Valuation difference on available-for-sale securities	17,448
Revaluation differences of land	(454)
Translation adjustment	223
Minority interests:	6,645
TOTAL NET ASSETS	469,586
TOTAL LIABILITIES AND NET ASSETS	731,496

CONSOLIDATED STATEMENT OF INCOME

(April 1, 2006 to March 31, 2007)

(million yen)

Net sales		582,660
Cost of sales		379,444
Gross profit		203,215
Selling, general and administrative expenses		160,889
Operating income		42,325
Non-operating income		
Interest income and dividend income	2,288	
Equity in earnings of affiliates	2,536	
Other income	2,648	7,473
Non-operating expenses		
Interest expenses	921	
Loss on investment association	1,535	
Sundry loss	1,345	3,803
Recurring profit		45,995
Extraordinary gain		
Gain on sale of fixed assets	46	
Gain on sale of investment securities	71	
Gain on sale of membership	31	
Reversal of reserves for membership deposits	33	
Others	48	230
Extraordinary loss		
Loss on sale of fixed assets	19	
Loss on disposal of fixed assets	200	
Loss on sale of investment securities	0	
Loss on disposal of investment securities	342	
Valuation losses on membership	2	
Reserves for membership deposits	16	
Special retirement benefit	70	
Others	151	803
Income before income taxes		45,422
Income and enterprise taxes	20,858	
Adjustment for income taxes	(1,036)	19,821
Minority interests		753
Net income		24,846

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, ETC.

(April 1, 2006 to March 31, 2007)

(million yen)

	Shareholders' equity				
	Paid-in capital	Capital surplus	Retained earnings	Treasury stock	Total Shareholders' equity
Balance at March 31, 2006	146,200	175,275	269,855	(160,851)	430,479
Change during the year					
Distribution of retained earnings			(9,212)		(9,212)
Directors' bonuses from earnings appropriation			(382)		(382)
Net income			24,846		24,846
Cancellation of treasury stock		(1,610)	(143,735)	145,346	-
Reversal of land revaluation excess			18		18
Decrease in the change to the scope of consolidation			(26)		(26)
Net increase/decrease during the year under review except in shareholders' equity					
Total change	-	(1,610)	(128,491)	145,346	15,244
Balance at March 31, 2007	146,200	173,664	141,364	(15,505)	445,723

	Valuation and translation adjustments				Minority interests	Total net assets
	Valuation difference on available-for-sale securities	Revaluation differences of land	Translation adjustment	Total valuation and translation adjustments		
Balance at March 31, 2006	32,621	(435)	237	32,423	8,921	471,825
Change during the year						
Distribution of retained earnings						(9,212)
Directors' bonuses from earnings appropriation						(382)
Net income						24,846
Cancellation of treasury stock						-
Reversal of land revaluation excess						18
Decrease in the change to the scope of consolidation						(26)
Net increase/decrease during the year under review except in shareholders' equity	(15,173)	(18)	(14)	(15,206)	(2,276)	(17,482)
Total change	(15,173)	(18)	(14)	(15,206)	(2,276)	(2,238)
Balance at March 31, 2007	17,448	(454)	223	17,217	6,645	469,586

BALANCE SHEET
(As of March 31, 2007)

ASSETS	(million yen)
Current assets:	171,624
Cash on hand and in banks receivable	1,734
Trade notes receivable	35,035
Trade accounts receivable	56,308
Marketable securities	48,460
Programs and other products	15,047
Supplies	46
Advance	6,391
Prepaid expenses	1,312
Deferred tax assets	4,266
Other current assets	3,240
Allowance for doubtful accounts	(219)
Fixed assets:	442,666
Tangible fixed assets:	158,542
Buildings	78,726
Structures	918
Machinery and equipment	14,965
Aircraft	7
Motor vehicles	99
Tools, furniture and fixtures	3,008
Land	20,132
Construction in progress	40,682
Intangible fixed assets:	32,542
Goodwill	1,256
Leasehold rights	14,393
Software	16,559
Other intangible fixed assets	333
Investments and other assets:	251,581
Investment securities	145,098
Investment in shares of affiliates	94,430
Investment in other related companies' securities	6,610
Long-term prepaid expenses	557
Other investments and other assets	5,604
Allowance for doubtful accounts	(720)
TOTAL ASSETS	614,290

LIABILITIES

(million yen)

Current liabilities:	100,643
Trade notes payable	9,795
Trade accounts payable	25,416
Other accounts payable	27,841
Accrued expenses	7,978
Accrued income taxes	13,823
Accrued consumption taxes	903
Advance received	2,813
Deposit received	3,862
Employees' deposit	3,493
Reserve for returned goods	38
Reserve for bonuses for officers	86
Other current liabilities	4,589
Long-term liabilities:	83,963
Bonds	49,984
Deferred tax liabilities	5,642
Reserve for employee retirement benefits	20,375
Reserve for officers' retirement gratuities	1,244
Negative goodwill	6,401
Other long-term liabilities	315
TOTAL LIABILITIES	184,607

NET ASSETS

Shareholders' equity	413,682
Paid-in capital:	146,200
Capital surplus:	173,664
Capital reserve	173,664
Retained earnings:	109,322
Earned surplus reserve	4,385
Other retained earnings	104,937
General reserve	78,300
Retained earnings carried forward	26,637
Treasury stock	(15,505)
Valuation and translation adjustments:	16,000
Valuation difference on available-for-sale securities:	16,000
TOTAL NET ASSETS	429,683
TOTAL LIABILITIES AND NET ASSETS	614,290

STATEMENT OF INCOME

(April 1, 2006 to March 31, 2007)

(million yen)

Net sales		377,875
Cost of sales		245,975
Gross profit		131,900
Selling, general and administrative expenses		96,606
Operating income		35,294
Non-operating income		
Interest income and dividend income	3,361	
Equity in earnings of affiliates	355	
Other income	1,649	5,366
Non-operating expenses		
Interest expenses	825	
Loss on investment association	671	
Sundry loss	998	2,495
Recurring profit		38,165
Extraordinary gain		
Gain on sale of fixed assets	43	
Gain on sale of investment securities	1	
Gain on sales of shares of affiliates	0	
Dividend in liquidation of affiliates	20	
Gain on sale of membership	8	
Transfer to reversal of membership deposits	11	
Gain on cancellation of shares of merged company	1,592	1,677
Extraordinary loss		
Loss on sale of fixed assets	14	
Loss on disposal of fixed assets	128	
Valuation losses on investment securities	277	
Losses on sale of membership	0	
Bad-debt loss	40	462
Income before income taxes		39,380
Income and enterprise taxes	16,310	
Adjustment for income taxes	(833)	15,476
Net income		23,904

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, ETC.

(April 1, 2006 to March 31, 2007)

(million yen)

	Shareholders' equity					
		Shareholders' equity		Retained earnings		
					Other retained earnings	
	Paid-in capital	Capital reserve	Retained earnings	Earned surplus reserve	General reserve	Retained earnings carried forward
Balance at March 31, 2006	146,200	173,664	1,610	4,385	228,300	5,760
Change during the year						
Reversal of general reserve					(150,000)	150,000
Distribution of retained earnings						(9,212)
Directors' bonuses from earnings appropriation						(79)
Net income						23,904
Receipt of treasury stock upon merger						
Cancellation of treasury stock			(1,610)			(143,735)
Net increase/decrease during the term under review except in shareholders' equity						
Total change	-	-	(1,610)	-	(150,000)	20,876
Balance at March 31, 2007	146,200	173,664	-	4,385	78,300	26,637

	Shareholders' equity		Valuation and translation adjustments	Total net assets
	Treasury stock	Total shareholders' equity	Valuation difference on available-for-sale securities	
Balance at March 31, 2006	(15,183)	544,739	31,196	575,935
Change during the year				
Reversal of general reserve		-		-
Distribution of retained earnings		(9,212)		(9,212)
Directors' bonuses from earnings appropriation		(79)		(79)
Net income		23,904		23,904
Receipt of treasury stock upon merger	(145,668)	(145,668)		(145,668)
Cancellation of treasury stock	145,346	-		-
Net increase/decrease during the term under review except in shareholders' equity		-	(15,196)	(15,196)
Total change	(322)	(131,056)	(15,196)	(146,252)
Balance at March 31, 2007	(15,505)	413,682	16,000	429,683

Copy of Account Auditors' Audit Report on the Consolidated Financial Statements

INDEPENDENT AUDITOR'S REPORT

May 14, 2007

To: The Board of Directors
Fuji Television Network, Incorporated

Ernst & Young ShinNihon

By Tsunetoshi Harada (seal)
Specified and Executive Partner
Certified Public Accountant

By Kiyokazu Tashiro (seal)
Specified and Executive Partner
Certified Public Accountant

By Munetake Kamiyama (seal)
Specified and Executive Partner
Certified Public Accountant

We have audited the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders' equity, etc. and the notes to consolidated financial statements of Fuji Television Network, Incorporated (the "Company"), applicable to its consolidated fiscal year from April 1, 2006 to March 31, 2007 pursuant to Article 444, paragraph 4 of the Corporation Law of Japan. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We are of the opinion that the above consolidated financial statements present properly the financial position and profit and loss of the corporate group comprised of Fuji Television Network, Incorporated and its consolidated subsidiaries for the period related to the consolidated financial statements in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountants Law.

Additional information

As described in the "Changes in the accounting policies", the Company applies the "Accounting Standard for Business Combinations", the "Accounting Standard for Business Divestitures" and the "Implementation Guidance on the Accounting Standard for Business Combinations and the Accounting Standard for Business Divestitures" as from the fiscal year under review.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountant Law of Japan.

- END -

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITOR'S REPORT

May 14, 2007

To: The Board of Directors
Fuji Television Network, Incorporated

Ernst & Young ShinNihon

By Tsunetoshi Harada (seal)
Specified and Executive Partner
Certified Public Accountant

By Kiyokazu Tashiro (seal)
Specified and Executive Partner
Certified Public Accountant

By Munetake Kamiyama (seal)
Specified and Executive Partner
Certified Public Accountant

We have audited the balance sheet, the statement of income, the statement of changes in shareholders' equity, etc. and the notes to non-consolidated financial statements, and their accompanying detailed statements of Fuji Television Network, Incorporated (the "Company") for the 66th fiscal year covering the period from April 1, 2006 to March 31, 2007 pursuant to Article 436, paragraph 2, item 1 of the Corporation Law of Japan. These financial statements and their accompanying detailed statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and their accompanying detailed statements from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the financial statements and their accompanying detailed statements are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall presentation of the financial statements and their accompanying detailed statements. We

believe that our audit provides a reasonable basis for our opinion.

We are of the opinion that the above non-consolidated financial statements present properly the financial position and profit and loss for the period related to the financial statements and their accompanying detailed statements in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

Additional information

As described in the "Changes in the accounting policies", the Company applies the "Accounting Standard for Business Combinations", the "Accounting Standard for Business Divestitures" and the "Implementation Guidance on the Accounting Standard for Business Combinations and the Accounting Standard for Business Divestitures" as from the fiscal year under review.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountant Law of Japan.

- END -

Copy of the Board of Statutory Auditors' Audit Report

AUDITORS' REPORT

We, the Board of Statutory Auditors of the Company, based on the audit report prepared by each Statutory Auditor on the performance by the Directors of their duties during the 66th fiscal year from April 1, 2006 to March 31, 2007, prepared this audit report upon deliberation and hereby report as follows:

1. Method of audit by the Statutory Auditors and the Board of Statutory Auditors and the particulars thereof:

The Board of Statutory Auditors determined the audit policy and audit plans for the fiscal year under review, received from each Statutory Auditor reports on the state of his performance of audits and the results thereof, and also received from the Directors, etc. and the account auditors reports on the state of execution of their duties and demanded their explanations whenever necessary.

Each Statutory Auditor, pursuant to the audit policy, audit plans, etc. determined by the Board of Statutory Auditors, maintained constant communication with the Directors, the internal audit sections and other employees, etc. in an effort to collect information and improve the environment for auditing, attended meetings of the Board of Directors and other important meetings, received from the Directors and employees, etc., reports on the state of execution of their duties, demanded their explanations whenever necessary, inspected important decision documents, etc., and made investigation into the state of activities and property at the head office and principal business offices of the Company. We also monitored and verified the details of the resolutions of the Board of Directors for establishing systems to secure that the execution by the Directors of their duties will comply with laws or ordinances and the Articles of Incorporation and such other systems provided for in Article 100, paragraphs 1 and 3 of the Regulations to Enforce the Corporation Law of Japan as necessary to secure the adequacy of business of joint-stock corporations, as well as the status of the systems established pursuant to such resolutions. With regard to its subsidiaries, we maintained constant communication and exchanged information with the directors in charge and other employees thereof and required the subsidiaries to render reports on their business operations whenever necessary. In accordance with such methods, we investigated the business report and its supplementary schedules for the fiscal year under review.

We also monitored and verified whether the account auditors had maintained an independent position and conducted adequate audits, and received from the account auditors reports on the state of execution of their duties and demanded their explanations whenever necessary. In addition, we received from the account auditors a notice that the "systems to secure adequate execution of duties" had been established in accordance with the "Standard for Quality Control Concerning Audits" and demanded their explanations whenever necessary. In accordance with such methods, we investigated the financial statements and their

accompanying detailed statements, as well as the consolidated financial statements, for the fiscal year under review.

2. Results of audit:

(1) Results of audit of the business report, etc.:

We are of the opinion:

(i) That the business report and its supplementary schedules present fairly the state of the Company in accordance with laws or ordinances and the Articles of Incorporation;

(ii) That in connection with the execution by the Directors of their duties, no dishonest act or material fact of violation of laws or ordinances or the Articles of Incorporation exists; and

(iii) That the details of the resolutions of the Board of Directors on internal control systems are proper and that the execution by the Directors of their duties concerning such internal control systems contains nothing to be pointed out.

(2) Results of audit of the financial statements and their accompanying detailed statements:

We are of the opinion that the method and results of the audit made by the account auditors, Ernst & Young ShinNihon, are proper.

(3) Results of audit of the consolidated financial statements:

We are of the opinion that the method and results of the audit made by the account auditors, Ernst & Young ShinNihon, are proper.

May 17, 2007

The Board of Statutory Auditors
Fuji Television Network, Incorporated

Kiyoshi Onoe (seal)
Full-time Statutory Auditor

Shunichiro Kondo (seal)
Full-time Statutory Auditor
(Outside Statutory Auditor)

Hachiro Itoh (seal)
Full-time Statutory Auditor

Yusaburo Motegi ______________(seal)
Statutory Auditor
(Outside Statutory Auditor)

Naoya Minami ________________(seal)
Statutory Auditor
(Outside Statutory Auditor)

- END -

REFERENCE DOCUMENT FOR GENERAL MEETING OF SHAREHOLDERS

Propositions and explanatory information:

Proposition No. 1: Appropriation of retained earnings

The Company hereby proposes the appropriation of retained earnings as set forth below:

1. Matters concerning year-end dividends

The Company regards the disbursement of profits to its shareholders as one of its most important management responsibilities. Under its management policy, the Company pays dividends commensurate with its performance, while aggressively investing in infrastructure and content and entering new fields of business in order to respond to changes in the broadcasting industry.

Regarding the distribution of retained earnings, the Company aims for a standard of a non-consolidated dividend payout ratio of 50% and makes decisions regarding the appropriate payment of dividends for a specified fiscal year based on a comprehensive review of various factors related to the Company's income during the said year, the investments necessary to develop the business in the future and other factors.

Based on this policy, the Company hereby proposes to pay year-end dividends for the fiscal year ended March 31, 2007 as follows:

(1) Matters concerning the allocation of property to be made to the shareholders as dividends and the aggregate amount thereof:

¥3,000 per share of common stock of the Company
Aggregate amount: ¥6,909,288,000
(Annual dividend: ¥5,000 per share, including ¥2,000 per share in interim dividends)

(2) Effective date of the distribution of retained earnings:

June 29, 2007

2. Matters concerning the appropriation of retained earnings

(1) Item of retained earnings to be increased and the amount thereof:

General reserve: ¥15,000,000,000

(2) Item of retained earnings to be decreased and the amount thereof:

Retained earnings carried forward: ¥15,000,000,000

Proposition No. 2: Election of 20 Directors

The term of office of all of the (19) Directors will expire at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that 20 Directors be elected.

The candidates for Directors are as set forth below: (Translation omitted)

Proposition No. 3: Election of two Statutory Auditors

The term of office of Statutory Auditors Messrs. Hachiro Ito and Yusaburo Motegi will expire at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that two Statutory Auditors be elected.

The Board of Statutory Auditors has consented to this proposition.

The candidates for Statutory Auditors are as set forth below: (Translation omitted)

Proposition No. 4: Granting of retirement gratuities to the retiring Directors

Directors Messrs. Koichi Murakami, Masayoshi Miyauchi, Yoshiaki Yamada and Toyochika Akiho will retire due to the expiration of the term of office at the close of this Ordinary General Meeting of Shareholders. It is hereby proposed that retirement gratuities be granted to them in appreciation of services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors.

The brief histories of the retiring Directors are as set forth below: (Translation omitted)

Proposition No. 5: Payment of bonuses for officers

Taking into consideration the operating results for the fiscal year under review and other factors, it is hereby proposed that bonuses in the aggregate of ¥86,400,000 (¥74,100,000 for Directors (including ¥5,000,000 for outside Directors) and ¥12,300,000 for Statutory Auditors) be paid to 19 Directors (including five outside Directors) and five Statutory Auditors in office as of March 31, 2007.

- END -

FILE No. 82-5176

(Translation)

June 28, 2007

NOTICE OF RESOLUTIONS OF THE 66TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 66th Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as described below.

Yours very truly,

Hisashi Hieda
Chairman and Representative Director

Fuji Television Network, Incorporated
4-8, Daiba 2-chome, Minato-ku, Tokyo

Description

Matters reported:

1. Report on the business report, the consolidated financial statements and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors for the 66th fiscal year (from April 1, 2006 to March 31, 2007)

2. Report on the financial statements for the 66th fiscal year (from April 1, 2006 to March 31, 2007)

The particulars of the above matters were reported to the meeting.

Matters resolved:

Proposition No. 1: Appropriation of retained earnings

The proposition was approved and adopted as proposed.

The year-end dividend was determined to be ¥3,000 per share (or an annual dividend of ¥5,000 per share, including an interim dividend of ¥2,000).

Proposition No. 2: Election of 20 Directors

The proposition was approved and adopted as proposed. Messrs. Hisashi Hieda, Koh Toyoda, Ryosuke Yokoi, Hideaki Ota, Shuji Kano, Masaki Obitsu, Masumi Uchibori, Kazunobu Iijima, Eiichi Kubota, Isao Matsuoka, Shigeki Sato, Taizan Ishiguro, Michio Izuma, Takafumi Beppu and Takehiko Kiyohara, 15 in all, were reelected as Directors and Messrs. Toshikazu Horiguchi, Hiroshi Seta, Yutaka Kobayashi, Ryunosuke Endo and Katsuaki Suzuki, five in all, were newly elected as Directors, and assumed office, respectively.

Proposition No. 3: Election of two Statutory Auditor

The proposition was approved and adopted as proposed. Messrs. Hachiro Ito and Yusaburo Motegi were reelected as Statutory Auditors and assumed office.

Proposition No. 4: Granting of retirement gratuities to the retiring Directors

It was approved and adopted as proposed that retirement gratuities be granted to the retiring Directors Messrs. Koichi Murakami, Masaki Miyauchi, Yoshiaki Yamada and Toyochika Akiho, four in all, in appreciation of services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors.

Proposition No. 5: Payment of bonuses for officers

It was approved and adopted as proposed that bonuses in the aggregate of ¥86,400,000 (¥74,100,000 for Directors (including ¥5,000,000 for outside Directors) and ¥12,300,000 for Statutory Auditors) be paid to 19 Directors (including five outside Directors) and five Statutory Auditors in office as of March 31, 2007.

- END -

- - - - -

Election of Directors

At the meeting of the Board of Directors held following the close of this Ordinary General Meeting of Shareholders, the following persons were elected as Representative Directors and Directors with specific titles and assumed office, respectively:

Chairman and Representative Director:	Hisashi Hieda
President and Representative Director:	Koh Toyoda
Executive Vice President and Director:	Ryosuke Yokoi
Senior Executive Managing Director:	Hideaki Ota
Executive Managing Director:	Shuji Kano
Executive Managing Director:	Masaki Obitsu
Executive Managing Director:	Masumi Uchibori
Executive Managing Director:	Kazunobu Iijima
Executive Managing Director:	Toshikazu Horiguchi
Executive Managing Director:	Hiroshi Seta

Payment of dividends for the 66th fiscal year

We enclose herewith a "Notice of Payment by Postal Transfer" and recommend that the payment of dividends for the 66th fiscal year be received during the payment handling period (from June 29, 2007 to July 31, 2007) at any post office.

If you have already elected to receive payment of dividends by transfer to your bank account, please confirm the receipt of the payment as mentioned in a "Statement of Dividends" and a "Confirmation of Account to Receive Dividends" separately sent.

東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

FILE No. 82-5176

July 17, 2007

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translation of the documents which contents were announced by the Company:

- Notice of the 66th Ordinary General Meeting of Shareholders (dated June 4, 2007) and
- Notice of Resolutions of the 66th Ordinary General Meeting of Shareholders (dated June 28, 2007).

Yours truly,

Kunio Aoki

Encls.
cc: Fuji Television Network, Incorporated

END